CURIS, INC.

45 Moulton Street

Cambridge, MA 02138

October 2, 2009

Via EDGAR

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Rose Zukin, Esq.

Re:	Curis, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2008 (“Form 10-K”)

Filed February 26, 2009

Schedule 14A filed April 17, 2009 (“Schedule 14A”)

File No. 000-30347

Dear Ms. Zukin:

This letter is in response to a letter dated September 14, 2009 (the “Letter”) from Jeffrey Riedler, of the Staff of the Securities and Exchange Commission (the “Commission”) to Mr. Daniel R. Passeri, President and Chief Executive Officer of the Company relating to the Company’s Form 10-K and Schedule 14A.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CURIS, INC.

By:	/s/ Daniel R. Passeri
Name: Daniel R. Passeri
Title: President and Chief Executive Officer